

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 29, 2015

Via E-Mail
Mr. Gregory S. Lang
Chief Executive Officer
PMC-Sierra, Inc.
1380 Bordeaux Drive
Sunnyvale, CA   94089

> **Re:** **PMC-Sierra, Inc.**
> **Form 10-K for Fiscal Year Ended December 27, 2014**
> **Filed February 24, 2015**
> **File No. 0-19084**

Dear Mr. Lang:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 27, 2014

1. You state on page 7 that EMC Corp. accounted for more than 10% of your net revenues in 2014. In its letter to us dated January 11, 2013, EMC Corp. told us that one of its resellers exported to Syria a limited amount of EMC's data storage hardware and associated components and software. You state on page 7 that your products are sold in Africa, a region that includes Sudan. Syria and Sudan are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. You do not describe in the Form 10-K contacts with Syria or Sudan. Please describe to us the nature and extent of your past, current and anticipated contacts with Syria and Sudan, if any, whether through customers, distributors or other direct or indirect arrangements. You should describe any products, technology or services you have provided to Syria or Sudan, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of those countries or entities they control.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26

Results of Operations, page 26

2.   When discussing changes in your operations, please quantify the amounts attributable to changes in price and/or volume. For example, you refer to "lower sales volumes" from FTTH and legacy products, "partially offset by higher volumes of sales" from your OTN products, but the amounts of such changes in volume are unclear from your disclosure. It is similarly unclear why sales volumes increased or decreased for each of the Storage, Optical and Mobile product types to which you refer. Please tell us and revise future filings. Please also address in your response and revised disclosure in applicable future filings the relationship between, on the one hand, the "unprecedented" growth rates of mobile and internet traffic and the "insatiable demand" driving upgrades and improvements to network infrastructure and storage management capabilities, as mentioned on page 4 and, on the other, the changes in the results of operations from 2012-2013 and from 2013-2014 that you disclose here.

Gross Profit, page 27

3.   In future filings, if you attribute changes to a line-item due to a change in "product mix," please revise to clarify how mix changed and resulted in the increase or decrease to that line item.

Notes to Consolidated Financial Statements

Note 14. Income Taxes, page 67

4.   We note that you have $177.2 million of undistributed earnings related to your foreign subsidiaries for the year ended December 27, 2014 and that you intend to reinvest your foreign earnings indefinitely. We further note that your U.S. operations generated a loss before income taxes for each of the last three fiscal years although you have generated foreign earnings for each of the last three fiscal years. If material to an understanding of your liquidity, please revise future filings to discuss the impact of this trend. In this regard, please revise future filings to disclose the portion of your cash that held by foreign subsidiaries and the amount of cash that is available for use in the U.S. without having to repatriate earnings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Burton at (202) 551-3626 or Tara Harkins, Senior Accountant at (202) 551-3639 if you have questions regarding comments on the financial statements and related matters. Please contact Geoffrey Kruczek at (202) 551-3641 or Tim Buchmiller, Senior Attorney at (202) 551-3635 with any other questions. You may also contact me at (202) 551-3671.

Sincerely,

/s/ Kevin L. Vaughn for

Martin James
Senior Assistant Chief Accountant